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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              Amendment Number 9 to
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 DSP Group, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.025 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   233328-10-6
                                   -----------
                                 (CUSIP Number)

 Magnum Technology Limited                 Henry I. Rothman, Esq.
 c/o Rothschild Corporate Fiduciary        Jenkens & Gilchrist Parker Chapin LLP
 Services, Ltd.                            The Chrysler Building
 P.O. Box 472                              405 Lexington Avenue
 St. Peter's House                         New York, New York 10174
 Le Bordage                                212-704-6000
 St. Peter Port, Guernsey
 Channel Islands GY1 6AX
 Attention: Mr. Nicholas Moss

           (Persons Authorized to Receive Notices and Communications)

                            February 5 and 12, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 233328-10-6                   13D                  Page 2  of 7  Pages

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Magnum Technology Limited
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]
        (b)    [   ]
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3.      SEC Use Only
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4.      Source of Funds: WC
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------


6.     Citizenship or Place of Organization          BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power          464,500
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power        1,128,231 (held by record
By Each                                              of Magnum Telecom Limited,
Reporting                                            a wholly-owned subsidiary)
Person With               ------------------------------------------------------
                  9.      Sole Dispositive Power     464,500

                          ------------------------------------------------------
                  10.     Shared Dispositive Power   1,128,231 (held of record
                                                     by Magnum Telecom Limited)
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,592,731 (1,128,231 of which is beneficially owned indirectly)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        5.9%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)
        IV
--------------------------------------------------------------------------------

CUSIP No. 233328-10-6                   13D                  Page 3  of 7  Pages

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        Schedule 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock of DSP Group, Inc. ("DSP"). DSP's executive offices are located at 3120 Scott Boulevard, Santa Clara, California 95054.

Item 2. Identity and Background

     This statement is filed by Magnum Technology Limited ("Magnum" or the "Reporting Person"), a British Virgin Islands Corporation. Magnum is principally engaged in making investments. The address of the principal business office of Magnum is St. Peter's House, Le Bordage, St. Peter Port, Guernsey, Channel Islands.

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

          (d) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

          (f)  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4. Purpose of Transaction

     The purpose of the previous acquisitions by the Reporting Person was to purchase the shares of Common Stock of DSP ("Shares") for investment purposes. Pursuant to a Stock Purchase Agreement between DSP and the Reporting Person dated as of February 2, 1999 (the

CUSIP No. 233328-10-6                   13D                  Page 4  of 7  Pages

--------------------------------------------------------------------------------

"Stock Purchase Agreement"), the Reporting Person designated two persons to DSP's Board of Directors and has the right to continue to designate two persons as long as the Reporting Person's ownership of DSP does not fall below (i) 7% of the issued and outstanding Common Stock of DSP (without giving effect to shares of Common Stock issued upon exercise of stock options) and (ii) 1,642,552 shares of the Common Stock of DSP (subject to appropriate adjustment in the event of recapitalization, spin-off, stock split, reverse stock split or other similar transaction). In the event Reporting Person's ownership of Common Stock of DSP falls below the levels described in the preceding sentence, the Reporting Person may only designate one director to its Board of Directors.

     The Reporting Person reviews from time to time the performance of its investments and, therefore, may, from time to time, acquire securities of DSP not to exceed 35% of the outstanding Common Stock of DSP or dispose of securities of DSP.

     Except as may be provided herein or in the Stock Purchase Agreement, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of DSP or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of DSP or any of its subsidiaries; (iii) any change in the present board of directors or management of DSP, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of DSP; (v) any other material change in DSP's business or corporate structure, (vi) any changes in DSP's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of DSP by any person; (vii) causing a class of securities of DSP to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of DSP to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

CUSIP No. 233328-10-6                   13D                  Page 5  of 7  Pages

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Item 5. Interest in Securities of the Issuer

                                       Number of                    Percent of
        Name                            Shares                         Class
        ----                           ---------                    ----------

        Magnum Technology Limited      1,592,731 (including             5.9%
                                       1,128,231 shares of
                                       Common Stock held
                                       of record by Magnum
                                       Telecom Limited)

     During the past 60 days the Reporting Person has effected the following transaction:

     The Reporting Person disposed of 267,000 shares of Common Stock of DSP on February 5, 2002 on the open market at a sale price of $21.61 per share of Common Stock.

     The Reporting Person disposed of 168,769 shares of Common Stock of DSP on February 12, 2002 on the open market at a sale price of $22.48 per share of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person has agreed that so long as it owns at least 15% of the outstanding shares of Common Stock of the Company (without giving effect to shares of Common Stock issued upon exercise of stock options after February 2,
1999), or a designee of the Reporting Person is a director of DSP, the Reporting Person will vote for the slate of nominees recommended by the Board of Directors of DSP for election as directors at each annual meeting of stockholders of DSP. The Reporting Person has agreed that it will not dispose any of the Shares or any other shares of Common Stock of DSP owned by the Reporting Person during any period in which directors of DSP are subject to a "blackout period" or other prohibitions against the sale or disposition of Common Stock.

     On October 31, 2000, Magnum Telecom Limited ("Magnum Telecom") entered into a Sponsor Pledge and Security Agreement (the "SPA") with certain other sponsors in favor of The Chase Manhattan Bank (the "Bank"), acting as collateral agent. Pursuant to the SPA, Magnum Telecom has granted to the Bank a securing interest and continuing lien on all of Magnum Telecom's right, title and interest in and to 530,000 shares of Common Stock of DSP securing Magnum Telecom's obligations to provide certain capital contributions pursuant to a certain Capital Contribution Agreement as shareholder of Global Village Telecom LTDA.

     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by DSP, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

CUSIP No. 233328-10-6                   13D                  Page 6  of 7  Pages

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     A summary of the Stock Purchase Agreement, which is incorporated herein by reference, is provided in Item 4 herein.

Item 7. Material to be Filed as Exhibits

     None.

CUSIP No. 233328-10-6                   13D                  Page 7  of 7  Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

                                       MAGNUM TECHNOLOGY LIMITED

                                       FIRST BOARD LIMITED
                                       (Director of Reporting Person)


                                       By:  /s/ Nicholas Moss
                                            -------------------------------
                                            Name:  Nicholas Moss
                                            Title: Authorized Signatory of
                                                   First Board Limited, Director